UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 18 November, 2022
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES:

Sens Announcements dated 16 and 17 November 2022: Grant and acceptance of share awards and dealings in securities by directors, prescribed officers and the company secretary of Sasol
Limited and directors of major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038662506
Sasol BEE Ordinary Share code:

JSE: SOLBE1
Sasol BEE Ordinary ISIN code:
ZAE000151817
(Sasol or the Company)
GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS, PRESCRIBED
OFFICERS AND THE COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS
OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements
(Listings Requirements), it is hereby announced that executive directors, prescribed officers and the company secretary of Sasol, and directors of its major subsidiaries, have been granted, and have accepted, conditional share awards in terms of Sasol’s Long-Term
Incentive (LTI) Plan (the Plan).

The Board of Sasol Limited or the Sasol Remuneration Committee (the Committee), as
appropriate, approved the following annual share awards made on 10 November 2022 in accordance with the rules of the Plan. The vesting of the awards will be subject to service conditions and, on performance shares, the achievement of corporate performance targets approved by the Board.

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements.

The rules of the Plan are available on the Sasol website at www.sasol.com.
Award date:
10 November 2022
Acceptance date:
23 November 2022
Vesting periods:
In respect of performance shares (65% of the award):
50% after 3 years and the balance after 5 years
In respect of time restricted shares (35% of the award):
100% after 5 years
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual LTI Award (off-market)
Price per share:
1
R0,00
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Total value of
the transaction
(ZAR)
2
Baloyi, S
Sasol Limited: Prescribed officer
Sasol Oil (Pty) Ltd: Director
10 681
3 249 694,25
Brand, H C
Sasol Limited: Prescribed officer
24 060
7 320 255,00
Grobler, F R
Sasol Limited: Director
57 976
17 639 198,00
Kahla, V D
Sasol Limited: Director
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
28 728
8 740 494,00
Mabelane, B P
Sasol Limited: Prescribed officer
Sasol Oil (Pty) Ltd: Director
28 595
8 700 028,00

Mokoena, C K
Sasol Limited: Prescribed officer
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
23 598 7 179 691,50
Note 1 Strike price per share is nil. The shares were awarded at R304,25 being the closing price on 9 November 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.
Award date:
10 November 2022
Acceptance date:
23 November 2022
Vesting periods:
In respect of performance shares (65% of the award):
50% after 3 years and the balance after 5 years
In respect of time restricted shares (35% of the award):
100% after 5 years
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Annual LTI Award (off-market)
Price per ADR:
1
US$0,00
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Total value of
the transaction
(USD)
2
Griffith, B V
Sasol Limited: Prescribed officer
Sasol Chemicals (USA) LLC: Director
37 603 632 106,43
Note 1 Strike price per share is nil. The shares were awarded at US$16,81 being the closing price on 9 November 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

The following annual share awards have been made to the company secretary of Sasol
Limited and directors of its major subsidiaries:
Award date:
10 November 2022
Acceptance date:
23 November 2022
Vesting periods:
a: 50% after 3 years and the balance after 5 years
b: 100% after 3 years
25% - 30% of the award is subject to the achievement
of corporate performance targets to be achieved over
the 3-year performance period
Class of securities:
Sasol ordinary shares
Nature of transaction:
Annual LTI Award (off-market)
Price per share:
1
R0,00
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Total value of
the transaction
(ZAR)
2
Baijnath, B
a
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
9 792 2 979 216,00
Du Toit, M
b
Sasol Limited: Company Secretary
Sasol South Africa Limited: Company Secretary
5 328 1 621 044,00
Khoele, G L
b
Sasol Oil (Pty) Ltd: Director 4 710 1 433 017,50
Laxa, R M
a
Sasol South Africa Limited: Director 8 942 2 720 603,50
Mokomela, D T
b
Sasol South Africa Limited: Director 5 543 1 686 457,75
Nndwammbi, N G
a
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
8 233 2 504 890,25
Powys, M L
b
Sasol Oil (Pty) Ltd: Director 4 007 1 219 129,75
Vilakazi, P M
a
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
7 413 2 255 405,25

Note 1 Strike price per share is nil. The shares were awarded at R304,25 being the closing price on 9 November 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Award date:
10 November 2022
Acceptance date:
23 November 2022
Vesting periods:
a: 50% after 3 years and the balance after 5 years
b: 100% after 3 years
25% - 30% of the award is subject to the achievement
of corporate performance targets to be achieved over
the 3-year performance period
Class of securities:
Sasol American Depository Receipts (ADRs)
Nature of transaction:
Annual LTI Award (off-market)
Price per ADR
1
US$0,00
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Total value of
the transaction
(USD)
2
Stofberg, N
b
Sasol Chemicals (USA) LLC: Director
7 687 129 218,47
Stouder, E
a
Sasol Chemicals (USA) LLC: Director
15 051 253 007,31
Note 1 Strike price per share is nil. The shares were awarded at US$16,81 being the closing price on 9 November 2022.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

16 November 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038662506
Sasol BEE Ordinary Share code:

JSE: SOLBE1
Sasol BEE Ordinary ISIN code:
ZAE000151817
(Sasol or the Company)

DEALINGS IN SECURITIES BY DIRECTORS, PRESCRIBED OFFICERS AND THE
COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS OF MAJOR
SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements
(Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by the executive directors, prescribed officers and the company secretary of Sasol, and directors of its major subsidiaries.

The persons below have transacted in securities awarded and accepted in 2017 and 2019, respectively, in terms of the rules of the Sasol Long-Term Incentive (LTI) Plan.

The 2019 award partly vested at the achievement of corporate performance targets
(CPTs) at 77,15%
a
; 86,29%
b
and 100%
c,
respectively. The balance of the LTI award made
for some participants
a
in 2019 will vest in 2023 subject to the rules of the Plan. Vesting percentage differences relate to the role category of the person at the time of the award.
Some retention LTIs were awarded in 2019, which carried no performance targets .
e

The performance against the CPTs on the 2017 award, was assessed at the first vesting
date in 2020 and reported. The balance of the 2017 award   was subject to an additional
d
two-year service period which has now come to an end.

Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. The dealings are as set out below.
Transaction date:
11 November 2022
Class of securities:
Sasol ordinary shares
Issue price per share:
R0,00
Nature of transaction:
Retention of vested shares off-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Price per
share
(ZAR)
Total value
of the
transaction
(ZAR)
Baijnath, B
a d e
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
4 070
304,25
1 238 297,50
Baloyi, S
a e
Sasol Limited: Prescribed officer
Sasol Oil (Pty) Ltd: Director
3 359
304,25
1 021 975,75
du Toit, M
a d e
Sasol Limited: Company Secretary
Sasol South Africa Limited: Company
Secretary
3 996
304,25
1 215 783,00

Grobler, F R
d
Sasol Limited: Director 2 195 304,25 667 828,75
Kahla, V D
d
Sasol Limited: Director
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
1 244 304,25 378 487,00
Khoele, G L
b e
Sasol Oil (Pty) Ltd: Director 2 189 304,25 666 003,25
Mokoena, C K
d
Sasol Limited: Prescribed officer
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
562 304,25 170 988,50
Powys, M L
b e
Sasol Oil (Pty) Ltd: Director 1 988 304,25 604 849,00
Transaction date:
11 November 2022
Class of securities:
Sasol ordinary shares
Issue price per share:
R0,00
Nature of transaction:
Sale of vested shares on-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Company and designation
Number
of
shares
Selling
Price per
share
(ZAR)*
Total value
of the
transaction
(ZAR)
Baijnath, B
a d e
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
5 274 308,0921 1 624 877,74
Baloyi, S
a e
Sasol Limited: Prescribed officer
Sasol Oil (Pty) Ltd: Director
3 104 308,0921 956 317,88
Brand, H C
d e
Sasol Limited: Prescribed officer 8 100 308,0921 2 495 546,01 du Toit, M
a d e
Sasol Limited: Company Secretary
Sasol South Africa Limited: Company
Secretary
3 690 308,0921 1 136 859,85
Kahla, V D
d
Sasol Limited: Director
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
1 147 308,0921 353 381,64
Khoele, G L
b e
Sasol Oil (Pty) Ltd: Director 5 118 308,0921 1 576 815,37
Laxa, R M
a d e
Sasol South Africa Limited: Director 10 827 308,0921 3 335 713,17
Mokoena, C K
d
Sasol Limited: Prescribed officer
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
518 308,0921 159 591,71
Mokomela, D T
c e
Sasol South Africa Limited: Director 4 632 308,0921 1 427 082,61
Nndwammbi, N G
a e
Sasol South Africa Limited: Director
Sasol Oil (Pty) Ltd: Director
5 217 308,0921 1 607 316,49
Powys, M L
b e
Sasol Oil (Pty) Ltd: Director 1 837 308,0921 565 965,19
Stofberg, N
b e
Sasol Chemicals (USA) LLC: Director 6 589 308,0921 2 030 018,85
Vilakazi, P M
b e
Sasol Oil (Pty) Ltd: Director
Sasol South Africa Limited: Director
7 183 308,0921 2 213 025,55
*
Average selling price per share is based on transactions effected by the Company on 11 November 2022. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale.
The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:
Date
Highest
price
Lowest
price
Volume Weighted
Average Price
11 November 2022 317,33 305,99 308,0921

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

17 November 2022
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 November 2022
By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary